Exhibit 99.1

Silicom Ltd. and its Subsidiaries Condensed Interim Consolidated Financial Statements As of June 30, 2018 (Unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Financial Statements as of June 30, 2018 (unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited)

		June 30,	December 31,
		2018	2017
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents		32,676	17,021
Marketable securities	3	-	7,752
Accounts receivable:
Trade (net of provision for doubtful accounts of US$ 20
thousands as of June 30, 2018 and December 31, 2017)		27,443	41,367
Other		5,252	5,823
Inventories	4	49,571	51,487

Total current assets		114,942	123,450

Marketable securities	3	19,877	5,945

Assets held for employees' severance benefits		1,536	1,591

Deferred tax assets		970	899

Property, plant and equipment ("PPE"), net		3,666	4,121

Intangible assets, net		894	1,047

Goodwill		25,561	25,561

Total assets		167,446	162,614

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited) (Continued)

		June 30,	December 31,
		2018	2017
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		16,330	12,629
Other accounts payable and accrued expenses		5,510	6,420

Total current liabilities		21,840	19,049

Long-term liability
Liability for employees' severance benefits		2,663	2,765

Total liabilities		24,503	21,814

Shareholders' equity	5
Ordinary shares and additional paid-in capital		53,077	51,931
Treasury shares		(38)	(38)
Retained earnings		89,904	88,907

Total shareholders' equity		142,943	140,800

Total liabilities and shareholders’ equity		167,446	162,614

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Operations (unaudited)

		Three-month period		Six-month period
		ended June 30,		ended June 30,
		2018	2017	2018	2017
		US$ thousands		US$ thousands
		(Except for share and		(Except for share and
	Note	per share data)		per share data)

Sales	6	27,603	30,266	57,125	55,608
Cost of sales		18,714	19,142	43,686	34,899

Gross profit		8,889	11,124	13,439	20,709

Operating expenses
Research and development		3,647	3,328	7,078	6,842
Sales and marketing		1,596	1,593	3,132	3,235
General and administrative		1,068	1,049	1,975	2,180
Contingent consideration expense (benefit)		-	60	-	118

Total operating expenses		6,311	6,030	12,185	12,375

Operating income		2,578	5,094	1,254	8,334

Financial income, net		200	13	484	43

Income before income taxes		2,778	5,107	1,738	8,377

Income taxes		342	914	741	1,587

Net income		2,436	4,193	997	6,790

Income per share:
Basic income per ordinary share (US$)		0.323	0.565	0.132	0.917

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,550	7,420	7,550	7,401

Diluted income per ordinary share (US$)		0.319	0.554	0.130	0.901

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,629	7,573	7,671	7,536

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ Equity
	Number of shares(1)	US$ thousands

Balance at January 1, 2017	7,381,613	22	46,833	(38)	74,575	121,392

Exercise of options and RSUs(2)	167,918	*-	2,651	-	-	2,651
Share-based compensation	-	-	2,425	-	-	2,425
Dividend (US $1.00 per share)	-	-	-	-	(7,382)	(7,382)
Net income	-	-	-	-	21,714	21,714

Balance at December 31, 2017	7,549,531	22	51,909	(38)	88,907	140,800

Exercise of options and RSUs(2)	2,086	*-	77	-	-	77
Share-based compensation	-	-	1,069	-	-	1,069
Net income	-	-	-	-	997	997

Balance at June 30, 2018	7,551,617	22	53,055	(38)	89,904	142,943

(1)	Net of 14,971 shares held by Silicom Inc..
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

	Six-month period
	ended June 30,
	2018	2017
	US$ thousands
Cash flows from operating activities
Net income	997	6,790

Adjustments required to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,447	1,887
Write down of obsolete inventory	4,785	879
Change in liability for Employees' severance benefits, net	(47)	125
Discount of marketable securities	40	138
Share based compensation expense	1,069	1,301
Deferred taxes income	(71)	(19)
Changes in assets and liabilities:
Accounts receivable - trade	13,808	(5,649)
Accounts receivable - other	624	(3,394)
Inventories	(2,938)	(8,267)
Trade accounts payable	4,020	8,291
Other accounts payable and accrued expenses	(1,175)	555
Contingent consideration adjustments	-	118
Net cash provided by operating activities	22,559	2,755

Cash flows from investing activities
Purchases of property, plant and equipment	(606)	(863)
Proceeds from maturity of marketable securities	7,750	10,475
Purchases of marketable securities	(14,070)	-
Net cash provided by (used in) investing activities	(6,926)	9,612

Cash flows from financing activities
Exercise of options	77	403
Dividend	-	(7,382)
Net cash provided by (used in) financing activities	77	(6,979)

Effect of exchange rate changes on cash balances held	(55)	(20)

Increase in cash and cash equivalents	15,655	5,368

Cash and cash equivalents at beginning of period	17,021	11,917
Cash and cash equivalents at end of period	32,676	17,285

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE	284	132
B. Cash paid during the period for:
Income taxes	1,298	2,076

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market). The Company's shares were traded in Israel on the Tel Aviv Stock Exchange ("TASE") from December 2005 through January 26, 2016, after which, on January 28, 2016, the Company delisted from trading on the TASE.

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Silicom Denmark A/S (Fiberblaze A/S) (hereinafter – "Silicom Denmark"), whereas the term "subsidiaries" refers to Silicom Inc. and Silicom Denmark.

Note 2 - Summary of Significant Accounting Policies

A.	Basis of presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and related notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2017. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

B.	Estimates and assumptions

The preparation of the condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include income taxes, inventories, marketable securities, goodwill, intangible assets and share-based compensation.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

C.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 3 to these condensed interim consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

D.	Recent Accounting Pronouncements (cont’d)

(1)
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. Based on the company current assessment, it does not expect this ASU to have a material impact on the results of its operations.

(2)
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual and interim periods in fiscal years beginning after December 15, 2018. The impact of adopting the new standard on the net income is not expected to be material.

(3)
In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which eliminates the requirement to calculate the implied fair value of goodwill in Step 2 of the goodwill impairment test. Under ASU 2017-04, goodwill impairment charges will be based on the excess of a reporting unit’s carrying amount over its fair value as determined in Step 1 of the testing. ASU 2017-04 is effective for interim and annual testing dates after December 15 1, 2019, with early adoption permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The company does not expect the adoption of ASU 2017-04 to have a material impact on its financial position, results of operations, cash flows or presentation thereof.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2017 and June 30, 2018 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At June 30, 2018
Held to maturity:
Corporate debt securities and government debt securities
Non-Current	20,054	-	(386)	19,668

At December 31, 2017
Held to maturity:
Corporate debt securities
Current	7,798	-	(49)	7,749
Non-Current	5,976	-	(95)	5,881

	13,774	-	(144)	13,630

*	Fair value is being determined using quoted market prices in active markets (Level 1).
**	Including accrued interest in the amount of US$ 77 thousands and US$ 177 thousands as of December 31, 2017 and June 30, 2018 respectively.

Activity in marketable securities in six month period ended in June 30, 2018:

US$ thousands
Balance at January 1, 2018	13,774

Purchases of marketable securities	14,070
Discount on marketable securities, net	(40)
Proceeds from maturity of marketable securities	(7,750)
Balance at June 30, 2018	20,054

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2018:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(266)	13,821	(120)	5,847	(386)	19,668

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 4 - Inventories

	June 30,	December 31,
	2018	2017
	US$ thousands

Raw materials and components	27,520	24,407
Products in process	11,130	15,079
Finished products	10,921	12,001
	49,571	51,487

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 5 - Share based compensation

A.	On April 30, 2018, the Company granted, in the aggregate, 137,010 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

(1)
The exercise price for the options (per ordinary share) was US$ 36.11 and the Option expiration date was the earlier to occur of: (a) April 30, 2026; and (b) the closing price of the shares falling below US$ 18.06 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

(2)	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.92%
Expected dividend yield	0.0%
Average expected volatility (b)	45.13%
Termination rate	9%
Suboptimal factor (c)	3.2

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

B.
Compensation expenses incurred during the six and three month periods ended June 30, 2018 in relation to the above grant were approximately US$ 124 thousand. As at June 30, 2018, there were approximately US$ 1,365 thousand of unrecognized compensation costs related to these grants to be recognized over a weighted average period of 1.83 years.

Silicom Ltd. and its Subsidiaries

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 6 - Sales

Sales to single customers exceeding 10% of sales:

	Six-month period ended June 30,
	2018	2017
	US$ thousands

Customer “A”	10,538	8,397
Customer “B”	7,515	*
Customer “C”	*	12,979

*	Less than 10% of sales.